Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-154173

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 22, 2010.

Prospectus Supplement to the Prospectus dated April  6, 2009 and the Prospectus Supplement dated April 6, 2009 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Inflation-Linked Notes due (Linked to Annual Changes in the Consumer Price Index)

The notes will mature on the stated maturity date (set on the trade date, expected to be 15 years after the original issue date, subject to adjustment). On the stated maturity date, we will pay you an amount in cash equal to the face amount of your notes plus accrued and unpaid interest, and a supplemental amount, if any. The supplemental amount will be linked to the performance of the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, which we refer to as the index, over the life of the notes, as described below. The notes will pay interest annually, beginning one year after the original issue date, up to and including the stated maturity date (subject to adjustment). For each interest period, the interest rate will be 2% per annum.

The amount you will be paid on your notes on the stated maturity date will include a supplemental amount if and only if the sum of the annual inflation rate relating to each interest payment date is positive (i.e., greater than 0). The annual inflation rate for each interest payment date equals the quotient of (i) the index level three months prior to the related interest payment date minus the index level fifteen months prior to the related interest payment date, divided by (ii) the index level fifteen months prior to the related interest payment date, expressed as a percentage. If the sum of the annual inflation rates is positive, you will receive a supplemental amount which will equal $1,000 multiplied by (i) the sum of the annual inflation rates, multiplied by (ii) a leverage factor (set on the trade date, expected to be between 1.8 and 2.0).

Original issue date: , 2010	Underwriting discount: % of the face amount

Original issue price: % of the face amount	Net proceeds to issuer: % of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this prospectus supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Specific Terms of Your Notes” on page S-12 as well as the “Additional Risk Factors Specific to Your Notes” on page S-8.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the market value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through April     , 2011. We encourage you to read “Additional Risk Factors Specific to Your Notes” on page S-8 of this prospectus supplement so that you may better understand those risks.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this prospectus supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Prospectus Supplement dated             , 2010.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-12. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009 as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics (the “BLS”) of the U.S. Department of Labor (Bloomberg symbol, “CPURNSA”) or any successor service or page; see “The Index” on page S-18

Face amount: each note will have a face amount equal to $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Principal payment amount at maturity: on the stated maturity date, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the $1,000 face amount and the supplemental amount, if any

Stated maturity date (to be set on the trade date): a specified date that is expected to be 15 years after the original issue date, subject to postponement as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-13

Interest payment amount: as described under “Specific Terms of Your Notes — Interest Payment Amount” on page S-13

Supplemental amount: as described under “Specific Terms of Your Notes — Supplemental Amount” on page S-13

Determination date (to be set on the trade date): a specified date that is expected to be the tenth scheduled business day prior to the originally scheduled stated maturity date

Interest payment dates: as described under “Specific Terms of Your Notes — Interest Payments — Interest Payment Dates, Regular Record Dates and Interest Periods” on page S-13

Day count convention: 30/360

Regular record dates: as described under “Specific Terms of Your Notes — Interest Payments — Interest Payment Dates, Regular Record Dates and Interest Periods” on page S-13

Interest period: the period from and including an interest payment date (or, with respect to the initial interest period, the original issue date) to but excluding the immediately succeeding interest payment date (or the stated maturity date in the case of the final interest period), as described under “Specific Terms of Your Notes — Interest Payments — Interest Payment Dates, Regular Record Dates and Interest Periods” on page S-13; interest periods are not subject to adjustment in accordance with the business day convention

Annual inflation rate: as described under “Specific Terms of Your Notes — Annual Inflation Rate” on page S-13

Leverage factor: as described under “Specific Terms of Your Notes — Supplemental Amount” on page S-13

Business day convention: following unadjusted

Trade date:             , 2010

Settlement date (original issue date): expected to be the tenth business day following the trade date

Original issue discount notes: no

Form of notes: global form only

Redemption and repayment: not applicable

Defeasance: not applicable

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

FDIC: The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

Calculation agent: Goldman, Sachs & Co.

Business day: as described under “Specific Terms of Your Notes — Special Calculation Provisions — Business Day” on page S-15

CUSIP no.:

ISIN no.:

HISTORICAL LEVELS OF THE INDEX AND HYPOTHETICAL EXAMPLES

Provided below are historical annual January levels of the index as reported by the BLS for the period from January 1980 to January 2010. We obtained the levels of the index listed in the table below from the BLS’s website, without independent verification.

The historical index levels reflected in the chart set forth below are based on the actual reported index levels for the indicated months. We cannot assure you, however, that this performance will be replicated in the future or that the historical index levels and annual inflation rates will serve as a reliable indicator of future performance. The level of the index and the annual inflation rate have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the index or the annual inflation rate during any period shown below is not an indication that the level of the index and the annual inflation rate are more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the index and annual inflation rate as an indication of the future levels of the index or the annual inflation rate. We cannot give you any assurance that the future annual inflation rate will result in your receiving a supplemental amount on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the levels of the index or the annual inflation rate. The actual levels of the index and the annual inflation rate over the life of the notes, as well as the supplemental amount, if any, payable on the stated maturity date, may bear little relation to the historical levels and rates shown below. Moreover, in light of current market conditions, the trends reflected in the historical levels of the index and inflation rates may be less likely to be indicative of the performance of the index during the life of your notes than would otherwise have been the case. In light of the increased uncertainty and volatility currently being experienced by the U.S. and global economies and their relevant sub-markets, it may be substantially more likely that the index and the annual inflation rate will be more volatile over the life of your notes than it has been historically and, as a result, the level of the index and annual inflation rate may decrease, remain unchanged or increase insufficiently.

Month and Year	Historical Index Level	Percentage Change from Prior-Year Index Level (Annual Inflation Rate)
January 1980	77.8
January 1981	87.0	11.825%
January 1982	94.3	8.391%
January 1983	97.8	3.712%
January 1984	101.9	4.192%
January 1985	105.5	3.533%
January 1986	109.6	3.886%
January 1987	111.2	1.460%
January 1988	115.7	4.047%
January 1989	121.1	4.667%
January 1990	127.4	5.202%
January 1991	134.6	5.651%
January 1992	138.1	2.600%
January 1993	142.6	3.259%
January 1994	146.2	2.525%
January 1995	150.3	2.804%
January 1996	154.4	2.728%
January 1997	159.1	3.044%
January 1998	161.6	1.571%

Month and Year	Historical Index Level	Percentage Change from Prior-Year Index Level (Annual Inflation Rate)
January 1999	164.3	1.671%
January 2000	168.8	2.739%
January 2001	175.1	3.732%
January 2002	177.1	1.142%
January 2003	181.7	2.597%
January 2004	185.2	1.926%
January 2005	190.7	2.970%
January 2006	198.3	3.985%
January 2007	202.416	2.076%
January 2008	211.080	4.280%
January 2009	211.143	0.030%
January 2010	216.687	2.626%

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect of general trends in the annual inflation rate on the hypothetical supplemental amount that would have been paid on maturity, assuming a hypothetical leverage factor of 1.8. However, the annual inflation rate may not increase or decrease over the life of the notes in accordance with any of the trends depicted by the historical information shown in the table above, and the size and frequency of any fluctuations in the level of the index over the life of the notes, which we refer to as the volatility of the index, may be significantly different than the historical volatility of the index indicated in the table. No one can predict whether the annual inflation rate will result in a supplemental payment on the stated maturity date of your notes. As a result, the hypothetical supplemental amounts shown in the table below should not be taken as an indication of the supplemental amount, if any, that may be paid on the stated maturity date of your notes.

Moreover, we have not yet set the leverage factor, which will affect the supplemental amount, if any, we will pay on the stated maturity date. We will not do so until the trade date. As a result, the actual leverage factor may differ from the assumed leverage factor of 1.8 noted above.

The following chart provides hypothetical supplemental amounts that would have been paid on hypothetical notes maturing in the following years, assuming a hypothetical leverage factor of 1.8.

Hypothetical Month and Year of Maturity	Hypothetical Supplemental Amount
April 2000	$861.38
April 2001	$858.61
April 2002	$852.89
April 2003	$826.80
April 2004	$777.47
April 2005	$737.28
April 2006	$707.29
April 2007	$697.85
April 2008	$716.24
April 2009	$671.33
April 2010	$668.12

The following example illustrates how the supplemental amounts set forth above are calculated.

The hypothetical supplemental amount paid on the maturity on a note issued in April of 1995 with a stated maturity date in April 2010 would be $668.12, and would be determined in the following manner:

Step 1: Calculate the annual inflation rate for each interest period

For example, the annual inflation rate related to the final interest payment date in April 2010 would by calculated as follows.

The index level for the month of January 2010 (three months prior to the related interest payment date) is 216.687, and the index level for the month of January 2009 (fifteen months prior to the related interest payment date) is 211.143. Accordingly, the annual inflation rate for the April 2010 interest period equals the quotient of (i) 216.687 minus 211.143, divided by (ii) 211.143, expressed as a percentage, or 2.626%.

This calculation of the annual inflation rate is repeated for the 15 interest payments. The results of these calculations are shown in the rows labeled January 1996 to January 2010 under the heading “Percentage Change from Prior-Year Index Level (Annual Inflation Rate)” in the chart on page S-4.

Step 2: Calculate the sum of the annual inflation rates.

The 15 annual inflation rates for the hypothetical note maturing in April 2010 (shown in the rows labeled January 1996 to January 2010 under the heading “Percentage Change from Prior-Year Index Level (Annual Inflation Rate)” in the chart on page S-4) are added together to calculate the sum of the annual inflation rates. The sum of these 15 annual inflation rates for the hypothetical note maturing in April 2010 is 37.118%.

Step 3: Calculate the supplemental amount to be paid on the stated maturity date

Since the sum of the annual inflation rates is greater than 0, the supplement amount equals (i) $1,000 times the sum of the annual inflation rates calculated in step 2 multiplied by (ii) the assumed leverage factor of 1.8. For the hypothetical note maturing in April 2010, the supplemental amount would be:

$1,000 × 37.118% × 1.8 = $668.12

The supplemental amounts shown above are entirely hypothetical; they are based on historical index levels and annual inflation rates that may not be achieved and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the index levels, annual inflation rates and hypothetical supplemental amounts shown above, and the index levels, annual inflation rates and hypothetical supplemental amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors That are Unpredictable and Interrelated in Complex Ways” on page S-9.

Payments on this note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and an option, in each case, bought by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the note or the United States income tax treatment of the note as described under “Supplemental Discussion of Federal Income Tax Consequences” below.

We cannot predict the actual annual inflation rate with respect to any interest period or the market value of your notes, nor can we predict the relationship between the annual inflation rate and the market value of your notes at any time prior to the stated maturity date. The actual supplemental amount that a holder of the notes will receive, if any, on the stated maturity date and the rate of return on the offered notes will depend on the actual leverage factor we will set on the trade date and the actual annual inflation rate for each interest period determined by the calculation agent over the life of your notes. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the supplemental amount to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Notes on the Trade Date (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less than the Original Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through April     , 2011. After April     , 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman Sachs makes a market in the offered notes, the price quoted by us or our affiliates for the offered notes would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. See “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” below.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

In Periods of Deflation, the Supplemental Amount Payable on the Stated Maturity Date of Your Notes May Be Zero

The supplemental amount on the notes is linked to year over year changes in the level of the index determined each year over the life of the notes (the annual inflation rate). If the sum of the annual inflation rates for each interest period is zero or below, which may occur when there is deflation or mixed periods of deflation and inflation, investors in the notes will receive no supplemental amount on the stated maturity date.

You Will Not Earn Any Supplemental Amount Unless the Sum of Annual Inflation Rates is Greater than Zero

Unless the sum of the annual inflation rates for the relevant interest periods is greater than zero, the amount that you will be paid on your notes at maturity will reflect only the $1,000 face amount of your notes. The amount you will be paid on your notes will include a supplemental amount if and only if the sum of the annual inflation rates is greater than 0.

The Interest Rate on the Notes May Be Below the Rate Otherwise Payable on Similar Fixed Rate Securities Issued by Us

If the amount you will be paid on your notes does not include a supplemental amount or if the supplemental amount is relatively small, the interest rate on the notes may be below what we would currently expect to pay as of the date of this prospectus supplement if we issued a fixed rate debt instrument with terms similar to those of the notes. As a result, even if you receive a supplemental amount on the stated maturity date of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this prospectus supplement.

The Historical Levels of the Index and Annual Inflation Rates Are Not an Indication of Future Levels of the Index and Annual Inflation Rates

In the past, the level of the index and the annual inflation rate have experienced significant fluctuations. You should note that historical fluctuations and trends in the levels of the index and the annual inflation rate are not necessarily indicative of future levels of the index and annual inflation rates. Any historical upward or downward trend in the level of the index and the annual inflation rate is not an indication that the level of the index and annual inflation rate are more or less likely to increase or decrease at any time during the life of your notes, and you should not take the historical levels of the index and annual inflation rates provided elsewhere in this prospectus supplement as an indication of those measures’ future performance.

The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the index level and annual inflation rate;

•	consumer confidence in the United States economy;

•	real or perceived scarcity of consumer goods, global trade imbalances, scarcity of energy resources, availability of raw materials, and other supply chain factors;

•	the volatility — i.e., the frequency and magnitude of changes in the level of the index and annual inflation rate;

•	economic, financial, regulatory and political, military or other events that affect the level of the index and annual inflation rate generally.

•	other interest rate and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future levels of the index and annual inflation rate based on their historical fluctuations. The actual levels of the index and annual inflation rate over the life of the notes, as well as the supplemental amount, if any, may bear little or no relation to the historical levels of the index or annual inflation rate or to the hypothetical examples shown elsewhere in this prospectus supplement.

The Supplemental Amount is Linked to the Level of the Index on Specified Dates

The supplemental amount is calculated based on the annual inflation rate, which is calculated based on the level of the index on each of the specified observation dates (i.e., three months and fifteen months, respectively, before each interest payment date), and therefore not the simple performance of the index over the life of your notes. As a result, the annual inflation rate may not accurately reflect the performance of the index over the life of your notes. For example, if the level of the index dropped significantly on each of the observation dates because of seasonality or any other factor, the annual inflation rate calculated for purposes of the supplemental amount, if any, payable on your notes may be significantly less than it would have been had the amount been calculated using different dates. In addition, even if there is a dramatic increase in the level of the index immediately prior to the maturity of your notes, it will not be reflected in the annual inflation rate calculation because the last observation date will be three months prior to the final interest payment date, which is also the maturity date.

If the Level of the Index and Annual Inflation Rate Change, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the levels of the index and the annual inflation rate. Changes in the level of the index and annual inflation rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors That Are Unpredictable and Interrelated in Complex Ways” above.

Trading and Other Transactions by Goldman, Sachs & Co. in Similar Instruments May Adversely Affect the Value of Your Notes

We may issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index or the annual inflation rate. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes.

The Policies of the BLS and Changes that Affect the Index Could Affect the Payment Amount on Your Notes and Their Market Value

The policies of the BLS concerning the calculation of the level of the index could affect the level of the index and, therefore, the annual inflation rate and the payment amount on your notes on the stated maturity date and the market value of your notes before that date. The payment amount on your notes and their market value could also be affected if the BLS changes these policies, for example, by changing the manner in which it calculates the level of the index, or if the BLS discontinues or suspends calculation or publication of the index, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the index level necessary to calculate the annual inflation rate is not available for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the index level and annual inflation rate — and thus the payment amount on your notes on the stated maturity date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the index level, annual inflation rate and the payment amount on your notes more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” and “Specific Terms of Your Notes — Role of Calculation Agent” below.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the index level in certain circumstances and determining the annual inflation rate, which we will use to determine the supplemental amount we will pay on the stated maturity date, if any. See “Specific Terms of Your Notes — Interest Payments”

below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

There Is No Affiliation between the BLS and Us, and We Are Not Responsible for Any Disclosure by the BLS

The index is currently calculated and published by the Bureau of Labor Statistics of the U.S. Department of Labor, a division of the U.S. federal government. Goldman Sachs is not affiliated with the BLS. Neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index and the BLS, which we derived from the BLS website. You, as an investor in your notes, should make your own investigation into the index and the BLS. See “The Index” below for additional information about the index.

The BLS is not involved in the offering of your notes in any way and has no obligation of any sort with respect to your notes. Thus, the BLS has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the level of the index and, therefore, the annual inflation rate.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Obligations for United States Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus and accompanying prospectus supplement. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the first two pages of this prospectus supplement, the following terms will apply to your notes:

Specified currency:

•	U.S. dollars (“$”).

Form of note:

•	global form only: yes, at DTC

•	non-global form available: no

Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•	full defeasance: no

•	covenant defeasance: no

Other terms:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•	a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, underwriting discount or commission and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the offered notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

The Index

In this prospectus supplement, when we refer to the “index”, we mean the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (with the 1982-1984 average as the base reference period), reported monthly by the BLS (Bureau of Labor Statistics of the U.S. Department of Labor) and published on Bloomberg page “CPURNSA” or any successor or replacement service or page, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Index” below.

Payment of Principal on Stated Maturity Date

On the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the $1,000 face amount and the supplemental amount, if any.

Stated Maturity Date

The stated maturity date (which will be set on the trade date) is expected to be 15 years after the original issue date. However, if that scheduled day is not a business day, the stated maturity date will instead occur on the next following business day.

Interest Payments

Interest will accrue on the outstanding face amount of your notes and will be calculated and paid as described in the accompanying prospectus and accompanying prospectus supplement with regard to fixed rate notes, except that the interest payment dates and regular record dates will be those specified in this prospectus supplement.

Interest Payment Amount

The interest payment amount applicable to the notes will be 2.0% per annum.

Calculation of Interest

The calculation agent will calculate the amount of interest that has accrued on your notes during each annual interest period in the following manner. For each annual interest period, the calculation agent will calculate the amount of interest by multiplying the outstanding face amount of your notes by the annual interest rate of 2.0%.

Interest Payment Dates, Regular Record Dates and Interest Periods

Interest will be paid on your notes on each interest payment date, one year from the original issue date and continuing annually until the originally scheduled stated maturity date. If any interest payment date, including the interest payment date scheduled for the stated maturity date, does not occur on the scheduled day, the interest payment date scheduled for that day will instead occur on the next following business day. However, interest on your notes will accrue only up to but excluding the originally scheduled interest payment date or stated maturity date, as the case may be.

The regular record date with respect to any given interest payment date will be five business days prior to such interest payment date. We refer to the period from and including an annual interest payment date (or, with respect to the initial interest period, the original issue date) to but excluding the immediately succeeding interest payment date as an interest period. The interest payment date with respect to any given interest period, therefore, will be the interest payment date that immediately follows the last day of such interest period.

Supplemental Amount

For each $1,000 face amount of your notes, the supplemental amount will be an amount equal to:

•	If the sum of the annual inflation rates is greater than 0.0, (i) $1,000 times the sum of the annual inflation rates multiplied by (ii) the leverage factor; or

•	If the sum of the annual inflation rates is equal to or less than 0.0, $0.

The leverage factor will be set on the trade date and is expected to be between 1.8 and 2.0.

Annual Inflation Rate

The annual inflation rate with respect to each interest payment date equals the quotient of

(i) the index level three months prior to the related interest payment date minus the index level for fifteen months prior to the related interest payment date, divided by (ii) the index level fifteen months prior to the related interest payment date, expressed as a percentage. The supplemental amount will be calculated on the determination date.

The index level for any given month equals the level of the index, or successor index, published by the BLS for that month, subject to adjustments as described under “— Discontinuance or Modification of the Index” below.

Discontinuance or Modification of the Index

If the index is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the index level and annual inflation rate with respect to the applicable interest period and any subsequent interest period by reference to (i) the substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997), or (ii) if no such index is chosen, the substitute index determined by the calculation agent in accordance with general market practice at the time.

If the calculation agent in its sole discretion determines that the index is discontinued or substantially altered and there is no substitute index, or that the index level or annual inflation rate with respect to any interest period is not available because of any other reason, the calculation agent will determine the index level and annual inflation rate for such interest period by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index. For the avoidance of doubt, however, if the base reference period of the index is changed to a different year or period and the 1982-1984 base reference period is no longer used, the base reference period for the notes will continue to be the 1982-1984 base reference period as long as the index with the 1982-1984 base reference period continues to be published.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each of your notes as the outstanding principal amount of that note. Although the terms of your notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in principal amount of all of such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority in principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the index, the annual inflation rate, the regular record dates, the interest payable on each interest payment date, business days, postponement of the stated maturity date, the default amount, the supplemental amount, if any, and the payment amount on your notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Payment Mechanics for Debt Securities — Business Days” on page 28 in the accompanying prospectus.

Default Amount

The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period.

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions.

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of instruments linked to the index on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to the index. Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•	expect to acquire or dispose of positions in over-the-counter options, futures or other instruments linked to the index, and/or

•	may take short positions in securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may also acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index.

The hedging activity discussed above may adversely affect the market value of your notes from time to time. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman, Sachs & Co. in Instruments Linked to the Index May Adversely Affect the Value of Your Notes”.

THE INDEX

The index is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. The index is reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (which we refer to as the “BLS”). The BLS sets the average index level for the base reference period — the 36-month period covering 1982, 1983 and 1984 — equal to 100, and then measures changes in relation to that figure. The index for a particular month is published during the following month.

In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer buying habits or shifts in population distribution or demographics.

Additional information about the index is available on the following website: http://www.bls.gov/cpi/. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Whose buying habits does the index reflect?

The index is published by the BLS for a population group that covers approximately 87 percent of the total U.S. population, which includes almost all residents of urban or metropolitan areas, including professionals, the self-employed, the unemployed, and retired persons, as well as urban wage earners and clerical workers. Not included in the index are the spending patterns of persons living in rural nonmetropolitan areas, farm families, persons in the Armed Forces, and those in institutions, such as prisons and mental hospitals.

What goods and services are covered by the index?

The index represents the majority of goods and services purchased for day to day living by the reference population. The market basket of consumer goods and services is developed from expenditure information provided by families and individuals of what they actually purchased. The BLS classifies all expenditure items into more than 200 categories, arranged into eight major groups. Major groups and examples of categories in each are as follows:

•	Food and beverages: breakfast cereal, milk, coffee, chicken, wine, full service meals and snacks;

•	Housing: rent of primary residence, owners’ equivalent rent, fuel oil and bedroom furniture;

•	Apparel: men’s shirts and sweaters, women’s dresses and jewelry;

•	Transportation: new vehicles, airline fares, gasoline and motor vehicle insurance;

•	Medical care: prescription drugs and medical supplies, physicians’ services, eyeglasses and eye care and hospital services;

•	Recreation: televisions, toys, pets and pet products, sports equipment and admissions;

•	Education and communication: college tuition, postage, telephone services, computer software and accessories; and

•	Other goods and services: tobacco and smoking products, haircuts and other personal services and funeral expenses.

Also included within these major groups are various government-charged user fees, such as water and sewerage charges, auto registration fees, and vehicle tolls. In addition, the index includes taxes that are directly associated with the prices of specific goods and services, such as sales and excise taxes. However, the index excludes taxes not directly associated with the purchase of consumer goods and services, such as income and Social Security taxes. The index also does not include investment items, such as stocks, bonds, real estate, and life insurance.

For each of the more than 200 item categories, using statistical procedures, the BLS chooses samples of several hundred specific items within selected business establishments frequented by consumers to represent the thousands of varieties available in the marketplace.

How is price data collected and reviewed?

Each month, data collectors of the BLS visit or call thousands of retail stores, service establishments, rental units and doctors’ offices in 87 urban areas across the United States to obtain information on the prices of about 80,000 items representing a scientifically selected sample of the prices paid by consumers for goods and services. During each call or visit, the data collectors collect price data on a defined good or service. If the selected item is unavailable, or if there have been changes in the quality or quantity of the good or service, the data collector selects a new item and records the quality change. Prices of fuels and a few other items are obtained every month in all 87 locations. Prices of most other commodities and services are collected every month in the three largest geographic areas and every other month in other areas. Data on prices for goods and services are collected from approximately 4,000 housing units and approximately 25,000 retail establishments, which include department stores, supermarkets, hospitals, filling stations, and other types of stores and service establishments.

The recorded information is sent to the national office of the BLS where commodity specialists who have detailed knowledge about the particular goods or services priced review the data. These specialists check the data for accuracy and consistency and make any necessary corrections or adjustments, which can range from an adjustment for a change in the size or quantity of a packaged item to more complex adjustments based upon statistical analysis of the value of an item’s features or quality. Through these adjustments, the BLS tries to prevent changes in the quality of items from affecting the level of the index.

How is the index calculated?

In calculating the index, price changes for the various items in each location where data are gathered are averaged based on their weights, which represent the importance of the relevant item in the spending of the appropriate population group. Local data are then aggregated and converted to an index to show price changes for the United States as a whole. The level of the index is considered final when released.

Will the index be updated or revised?

The index is subject to revision by the BLS. For example, the BLS revises the index to account for changes in consumer buying habits or shifts in population distribution or demographics. In addition, the census conducted every 10 years by the U.S. Census Bureau provides information that BLS may use to revise geographic samples to reflect population distribution and other demographic factors. Also, as a matter of policy, the BLS researches statistical methods to apply to the calculation of the index. Thus, even between major revisions, further update or revisions to the index methodology can be made.

Is the index adjusted for seasonal changes?

The index is not adjusted to remove the effect of seasonal influences which occur at the same time and in about the same magnitude every year, such as price movements resulting from changing weather conditions, production cycles, changeovers of models and holidays. Accordingly, it may be difficult to tell whether changes in the index between any two months reflect changing economic conditions or only normal seasonal patterns. Other indexes published by the BLS are adjusted to eliminate such seasonal influences.

What are some of the limitations of the index?

The index may not be applicable to all population groups and may not reflect the experiences of any specific family or individual. For example, the index is designed to measure the experience with price change of the U.S. urban population and thus may not accurately reflect the experience of people living in rural areas. In addition, the index will not necessarily reflect the experience of an individual whose spending patterns differ from the average spending patterns used in calculating the index. The index is also not a measure of the total change in living costs because the changes in these costs are affected by factors that are excluded from the index, such as social and environmental changes and changes in income taxes.

The index is a measure of prices based on a sample of items, and therefore differs from what the results would be if the actual records of all relevant retail purchases were used to compile the index. These estimating or sampling errors are limitations in the accuracy of the index. The BLS calculates and publishes estimates of the 1-month, 2-month, 6-month and 12-month percent change standard errors annually for the index.

Furthermore, non-sampling errors occur from a variety of sources. Unlike sampling errors, they can cause persistent bias in the measurement of the index. Non-sampling errors are caused by problems of price data collection, logistical lags in conducting surveys, difficulties in defining basic concepts and their operational implementation, and difficulties in handling the problems of quality change. Non-sampling errors can be far more hazardous to the accuracy of a price index than sampling errors.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. Federal income taxation in the accompanying prospectus with respect to United States holders.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a regulated investment company

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns the notes as a hedge or that is hedged against interest rate risks;

•	a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Your notes will be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include an amount in income in each taxable year prior to the taxable year that includes the maturity of the notes or your sale of the notes that exceeds the stated annual interest payments on your notes in such year. You will not be required to separately include in income any additional amount for the coupon payments you receive on the notes.

We have determined that the comparable yield for the notes is equal to     % per annum.

The projected payment schedule consists of fifteen annual payments of $             and a projected amount for the contingent payment at maturity of $             based on an investment of $            . Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, you would be required to report the following amounts as ordinary income from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
, 2010 through , 2010	$	$
, 2011 through , 2011	$	$
, 2012 through , 2012	$	$
, 2013 through , 2013	$	$
, 2014 through , 2014	$	$
, 2015 through , 2015	$	$
, 2016 through , 2016	$	$
, 2017 through , 2017	$	$
, 2018 through , 2018	$	$
, 2019 through , 2019	$	$
, 2020 through , 2020	$	$
, 2021 through , 2021	$	$
, 2022 through , 2022	$	$
, 2023 through , 2023	$	$
, 2024 through , 2024	$	$
, 2025 through , 2025	$	$

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

You will recognize gain or loss upon the sale, exchange, or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes), decreased by any interest payments that have been made on the notes, and increased or decreased by the amount of any positive or negative adjustment, respectively, that (as described below) you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale, exchange, or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment obligations) as of the time you purchase your notes, and decreased by any interest payments that have been made on the notes. The original issue price of your notes will be the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described above even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price.

If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon redemption or maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA or, with respect to a governmental plan under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this prospectus supplement, and to certain securities dealers at such price less a concession not in excess of     % of the face amount.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on             , 2010, which is expected to be the tenth scheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes initially are expected to settle in ten business days (T + 10), to specify alternative settlement arrangements to prevent a failed settlement.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. No. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. No. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998, as amended, the “FIEL”) and Goldman, Sachs & Co. has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Conflicts of Interest

Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Historical Levels of the Index and Hypothetical Examples	S-4
Additional Risk Factors Specific to Your Notes	S-8
Specific Terms of Your Notes	S-12
Use of Proceeds and Hedging	S-17
The Index	S-18
Supplemental Discussion of Federal Income Tax Consequences	S-21
Employee Retirement Income Security Act	S-24
Supplemental Plan of Distribution	S-25
Conflicts of Interest	S-27

Prospectus Supplement dated April 6, 2009

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$

The Goldman Sachs Group, Inc.

Inflation-Linked Notes due

(Linked to Annual Changes in the Consumer Price Index)

Medium-Term Notes, Series D

Goldman, Sachs & Co.